SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

SoundHound AI, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

836100 107

(CUSIP Number)

Global Catalyst Partners III, L.P.

3903 Little Valley Road

Sunol, CA 94586

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Global Catalyst Partners III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Global Catalyst Venture Management III, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO

EXPLANATORY STATEMENT

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Reporting Persons on May 6, 2022, as amended (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(e) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) As of July 24, 2023, Global Catalyst Partners III LP (“GCP III”) no longer holds any shares of Class A Common Stock of the Issuer, and Global Catalyst Venture Management III, LLC (“GCVM III”), as the general partner of GCP III, may no longer be deemed to beneficially own any shares of Class A Common Stock of the Issuer.

(c) On July 13, 2023, GCP III distributed in-kind, without consideration, 2,000,000 shares of Class A Common Stock pro-rata to its partners, including its limited partners and its general partner, GCVM III. Upon receipt by GCVM III of its pro rata interest of the distribution (257,443 shares of Class A Common Stock), GCVM III distributed in-kind, without consideration, all such shares pro-rata to its members.

On July 24, 2023, GCP III distributed in-kind, without consideration, 13,150,565 shares of Class A Common Stock pro-rata to its partners, including its limited partners and its general partner, GCVM III. Upon receipt by GCVM III of its pro rata interest of the distribution (1,511,729 shares of Class A Common Stock), GCVM III distributed in-kind, without consideration, all such shares pro-rata to its members.

Except as reported in this Item 5(c), none of the Reporting Persons have effected any transactions of the Issuer’s Class A Common Stock since the most recent filing of Schedule 13D.

(d) Not applicable.

(e) As of July 24, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 25, 2023

GLOBAL CATALYST PARTNERS III, L.P. By: Global Catalyst Venture Management III, LLC Its: General Partner

/s/ Kamran Elahian
Name: Kamran Elahian Title: Managing Member

GLOBAL CATALYST VENTURE MANAGEMENT III, LLC

/s/ Kamran Elahian
Name: Kamran Elahian Title: Managing Member